

Contact: Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
FOURTH QUARTER
AND
YEAR ENDED DECEMBER 31, 2006
RESULTS

Company Reports Fourth Quarter 2006
Funds from Operations Per Share (Diluted) of $1.34, Up 10% Over 2005,
and Earnings Per Share (Diluted) of $0.57, and Year Ended December 31, 2006
Funds from Operations Per Share (Diluted) of $5.16, Up 7% Over 2005,
and Earnings Per Share (Diluted) of $2.25

Highlights

Fourth Quarter 2006:
- Fourth Quarter 2006 Funds from Operations (FFO) Per Share (Diluted) of $1.34 up 10%
- Fourth Quarter 2006 Total Revenues up 45%, FFO Available to Common Stockholders up 42%
- Fourth Quarter 2006 Earnings Per Share (Diluted) of $0.57
- Executed 34 Leases for 427,000 Square Feet
- Fourth Quarter 2006 GAAP Rental Rate Increase of 29%
- Fourth Quarter 2006 GAAP Same Property Revenues Less Operating Expenses up 2.3%
- Acquired Eight Properties aggregating 573,000 Square Feet
- Completed Redevelopment of Multiple Spaces at Two Properties aggregating 87,000 Square Feet
- Executed East River Science Park ("ERSP") Ground Lease in New York City
- Commenced Ground-Up Development of ERSP, consisting of 725,000 Square Feet, Plus One Additional Development of 135,000 Square Feet
- Closed $1.4 Billion Credit Facility Consisting of an $800 Million Unsecured Revolving Credit Facility and a $600 Million Term Loan Plus a $500 Million Accordion
- In January 2007, Closed $460 Million of 3.70% Convertible Notes Due 2027

Year Ended December 31, 2006:
- 2006 Funds from Operations (FFO) Per Share (Diluted) of $5.16 up 7%
- 2006 Total Revenues up 33%, FFO Available to Common Stockholders up 28%
- 2006 Earnings Per Share (Diluted) of $2.25
- Executed 113 Leases for 1,588,000 Square Feet
- 2006 GAAP Rental Rate Increase of 14.1%
- 2006 GAAP Same Property Revenues Less Operating Expenses up 2.1%
- Acquired 25 Properties aggregating 2.4 Million Square Feet
- Acquired Three Land Parcels aggregating 662,000 Square Feet
- Completed Redevelopment of Multiple Spaces at Eleven Properties aggregating 356,000 Square Feet
- Completed Ground-Up Development of Four Properties aggregating 360,000 Square Feet
- Commenced Ground-Up Development of Three Properties aggregating 1,022,000 Square Feet
- 2006 Common Stock Dividends up 6% Over 2005 to $0.74 Per Share
- Closed $146 Million Fixed Rate Financing

(more)

PASADENA, CA. – February 8, 2007 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the fourth quarter and year ended December 31, 2006.

For the fourth quarter of 2006, we reported total revenues of $93,440,000 and FFO available to common stockholders of $39,054,000, or $1.34 per share (diluted), compared to total revenues of $64,652,000 and FFO available to common stockholders of $27,592,000, or $1.22 per share (diluted), for the fourth quarter of 2005. Comparing the fourth quarter of 2006 to the fourth quarter of 2005, total revenues increased 45%, FFO available to common stockholders increased 42% and FFO per share (diluted) increased 10%. For the year ended December 31, 2006, we reported total revenues of $316,821,000 and FFO available to common stockholders of $131,665,000, or $5.16 per share (diluted), compared to total revenues of $238,138,000 and FFO available to common stockholders of $102,689,000, or $4.82 per share (diluted), for the year ended December 31, 2005. Comparing the year ended December 31, 2006 to the year ended December 31, 2005, total revenues increased 33%, FFO available to common stockholders increased 28% and FFO per share (diluted) increased 7%.

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended December 31, 2006 and 2005 was $22,454,000 and $15,451,000, respectively. Depreciation and amortization expense for the year ended December 31, 2006 and 2005 was $74,039,000 and $55,416,000, respectively. Net income available to common stockholders for the fourth quarter of 2006 was $16,512,000, or $0.57 per share (diluted), compared to net income available to common stockholders of $12,157,000, or $0.54 per share (diluted) for the fourth quarter of 2005. Net income available to common stockholders for the year ended December 31, 2006 was $57,326,000, or $2.25 per share (diluted), compared to net income available to common stockholders of $47,343,000, or $2.22 per share (diluted) for the year ended December 31, 2005.

For the fourth quarter of 2006, we executed a total of 34 leases for approximately 427,000 square feet of space at 23 different properties (excluding month-to-month leases). Of this total, approximately 187,000 square feet related to new or renewal leases of previously leased space and approximately 240,000 square feet related to redeveloped, developed or previously vacant space. Of the 240,000 square feet, approximately 177,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 63,000 square feet related to previously vacant space. Rental rates for these new or renewal leases were on average approximately 29% higher (on a GAAP basis) than rental rates for expiring leases. For the year ended December 31, 2006, we executed a total of 113 leases for approximately 1,588,000 square feet of space at 54 different properties (excluding month-to-month leases). Of this total, approximately 705,000 square feet related to new or renewal leases of previously leased space and approximately 883,000 square feet related to redeveloped, developed or previously vacant space. Of the 883,000 square feet, approximately 603,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 280,000 square feet related to previously vacant space. Rental rates for new or renewal leases were on average approximately 14.1% higher (on a GAAP basis) than rental rates for expiring leases.

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During the fourth quarter of 2006, we acquired 8 properties aggregating approximately 573,000 square feet. The aggregate consideration was approximately $229 million. The largest property aggregating approximately 185,000 rentable square feet in the Eastern Massachusetts market is currently occupied by multiple tenants. In addition to the existing rentable square footage of approximately 185,000, this property also has an additional 240,000 developable square footage.

As of December 31, 2006, approximately 90% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2006, approximately 4% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2006, approximately 91% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

Based on our current view of existing market conditions and certain current assumptions, our guidance for FFO per share (diluted) and earnings per share (diluted) is as follows:

	2007
FFO per share (diluted)	$5.71
Earnings per share (diluted)	$2.35

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties for the life sciences industry. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as governmental agencies. We are the leading provider of real estate to the life science industry with an asset base that currently consists of 159 properties comprising approximately 11.2 million square feet plus an imbedded pipeline for the ground-up development of approximately 6.0 million additional square feet.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2005
Income statement data				
Total revenues	$ 93,440	$ 64,652	$ 316,821	$ 238,138
Expenses				
Rental operations	22,029	14,371	71,550	53,107
General and administrative	6,697	5,908	26,071	21,088
Interest	21,148	13,387	71,371	49,116
Depreciation and amortization	22,389	14,885	73,572	53,993
	72,263	48,551	242,564	177,304
Minority interests' share of income	838	377	2,287	634
Income from continuing operations	20,339	15,724	71,970	60,200
Income from discontinued operations, net	196	456	1,446	3,233
Net income	20,535	16,180	73,416	63,433
Dividends on preferred stock	4,023	4,023	16,090	16,090
Net income available to common stockholders	$ 16,512	$ 12,157	$ 57,326	$ 47,343
Weighted average shares of common stock outstanding				
Basic	28,821,942	22,267,275	25,102,200	20,948,915
Diluted	29,222,144	22,672,986	25,524,478	21,316,886
Earnings per share - basic				
Continuing operations (net of preferred stock dividends)	$ 0.56	$ 0.53	$ 2.22	$ 2.11
Discontinued operations, net	0.01	0.02	0.06	0.15
Earnings per share - basic	$ 0.57	$ 0.55	$ 2.28	$ 2.26
Earnings per share - diluted				
Continuing operations (net of preferred stock dividends)	$ 0.56	$ 0.52	$ 2.19	$ 2.07
Discontinued operations, net	0.01	0.02	0.06	0.15
Earnings per share - diluted	$ 0.57	$ 0.54	$ 2.25	$ 2.22

(Continued on next page)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three months and year ended December 31, 2006 and 2005 (in thousands, except per share data):

	Three Months Ended December 31, 2006		Three Months Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2005
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders							
Net income available to common stockholders	$ 16,512	$	12,157	$	57,326	$	47,343
Add: Depreciation and amortization (1)	22,454		15,451		74,039		55,416
Add: Minority interests' share of income	838		377		2,287		634
Subtract: Gain on sales of property (2)	-		-		(59)		(36)
Subtract: FFO allocable to minority interest	(750)		(393)		(1,928)		(668)
Funds from operations available to common stockholders	$ 39,054	$	27,592	$	131,665	$	102,689
FFO per share							
Basic	$ 1.36	$	1.24	$	5.25	$	4.90
Diluted	$ 1.34	$	1.22	$	5.16	$	4.82
Reconciliation of earnings per share (diluted) to FFO per share (diluted)							
Earnings per share (diluted)	$ 0.57	$	0.54	$	2.25	$	2.22
Depreciation and amortization (1)	0.77		0.68		2.90		2.60
Minority interests' share of income	0.03		0.02		0.09		0.03
FFO allocable to minority interest	(0.03)		(0.02)		(0.08)		(0.03)
FFO per share (diluted)	$ 1.34	$	1.22	$	5.16	$	4.82

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sales of property relates to the disposition of one property in the New Jersey/Suburban Philadelphia market during the second quarter of 2006, two properties in the Suburban Washington D.C. market during the second quarter of 2006 and one property in the Southeast market during the third quarter of 2005. Gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Supplemental Financial Information

(Dollars in thousands, except per share data)

(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	12/31/2006	**9/30/2006**	**6/30/2006**	**3/31/2006**	**12/31/2005**
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 70,435	$ 63,996	$ 54,485	$ 52,293	$ 49,978
Tenant recoveries	19,062	17,484	13,222	13,992	13,016
Other income	3,943	3,431	2,480	1,998	1,658
Total	$ 93,440	$ 84,911	$ 70,187	$ 68,283	$ 64,652
Funds from operations per share-diluted (b)	$ 1.34	$ 1.32	$ 1.26	$ 1.24	$ 1.22
Dividends per share on common stock	$ 0.74	$ 0.72	$ 0.70	$ 0.70	$ 0.70
Dividend payout ratio (common stock) (c)	55.6%	59.6%	63.7%	57.0%	57.2%
Straight-line rent	$ 5,671	$ 4,515	$ 3,674	$ 2,977	$ 1,492
			As of		
	12/31/2006	**9/30/2006**	**6/30/2006**	**3/31/2006**	**12/31/2005**
Other data					
Number of shares of common stock outstanding at end of period	29,012,135	28,957,698	26,387,076	22,555,587	22,441,294
Number of properties (d)					
Acquired/added/completed during period	8	10	5	6	6
Sold/reconstructed during period	-	-	(3)	-	-
Owned at end of period	159	151	141	139	133
Rentable square feet (d)					
Acquired/added/completed during period	573,027	1,343,365	386,776	380,043	415,978
Sold/reconstructed during period	-	-	(268,099)	-	-
Owned at end of period	11,232,351	10,659,324	9,315,959	9,197,282	8,817,239
Debt to total market capitalization (e)					
Total debt	$ 2,024,866	$ 1,721,348	$ 1,305,103	$ 1,544,430	$ 1,406,666
Preferred stock market capitalization	193,360	194,142	193,866	193,917	192,419
Common stock market capitalization	2,912,818	2,716,232	2,340,006	2,150,224	1,806,524
Total market capitalization	$ 5,131,044	$ 4,631,722	$ 3,838,975	$ 3,888,571	$ 3,405,609
Debt to total market capitalization	39.5%	37.2%	34.0%	39.7%	41.3%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) See page 5 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).

(c) Dividend payout ratio (common stock) is the ratio of the absolute dollar amount of dividends on our common stock (common stock shares outstanding on the respective record date multiplied by the related dividend per share) to funds from operations for the respective quarter.

(d) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

(e) Debt to total market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to outstanding shares of preferred stock and common stock multiplied by the related closing prices at the end of each period presented, plus total debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Supplemental Financial Information

(Dollars in thousands, except per share data)

(Unaudited)

Annual Supplemental Financial Information

	For the Year Ended				
	12/31/2006	**12/31/2005**	**12/31/2004**	**12/31/2003**	**12/31/2002**
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 241,209	$ 184,812	$ 140,391	$ 122,565	$ 107,863
Tenant recoveries	63,760	48,528	34,386	30,619	27,589
Other income	11,852	4,798	3,523	2,051	1,538
Total	$ 316,821	$ 238,138	$ 178,300	$ 155,235	$ 136,990
Funds from operations per share-diluted (b)	$ 5.16	$ 4.82	$ 4.41 (f)	$ 4.23	$ 3.81
Dividends per share on common stock	$ 2.86	$ 2.72	$ 2.52	$ 2.20	$ 2.00
Dividend payout ratio (common stock) (c)	58.8%	57.9%	56.7% (g)	51.8%	52.7%
			As of		
	12/31/2006	**12/31/2005**	**12/31/2004**	**12/31/2003**	**12/31/2002**
Other data					
Number of shares of common stock outstanding at end of period	29,012,135	22,441,294	19,594,418	19,264,023	18,973,957
Number of properties (d)					
Acquired/added/completed during period	29	22	23	4	6
Sold/reconstructed during period	(3)	(1)	(1)	(4)	-
Owned at end of period	159	133	112	90	90
Rentable square feet (d)					
Acquired/added/completed during period	2,683,211	1,392,299	1,717,209	267,164	427,077
Sold/reconstructed during period	(268,099)	(16,500)	2,891	(338,256)	-
Owned at end of period	11,232,351	8,817,239	7,441,440	5,721,340	5,792,432
	.				
Debt to total market capitalization (e)					
Total debt	$ 2,024,866	$ 1,406,666	$ 1,186,946	$ 709,007	$ 614,878
Preferred stock market capitalization	193,360	192,419	199,360	104,421	100,670
Common stock market capitalization	2,912,818	1,806,524	1,458,217	1,115,387	808,291
Total market capitalization	$ 5,131,044	$ 3,405,609	$ 2,844,523	$ 1,928,815	$ 1,523,839
Debt to total market capitalization	39.5%	41.3%	41.7%	36.8%	40.4%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) See page 5 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).

(c) Dividend payout ratio (common stock) is the ratio of the absolute dollar amount of dividends on our common stock (common stock shares outstanding on the respective record date multiplied by the related dividend per share) to funds from operations for the respective quarter.

(d) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

(e) Debt to total market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to outstanding shares of preferred stock and common stock multiplied by the related closing prices at the end of each period presented, plus total debt.

(f) Includes the effect of the preferred stock redemption charge of $1,876,000 or $0.10 per share (diluted) recorded in the second quarter of 2004.

(g) Excluding the impact of the preferred stock redemption charge, the dividend payout ratio (common stock) for 2004 was 55.5%.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2006	December 31, 2005
	(Unaudited)	
Assets		
Rental properties, net	$ 2,924,881	$ 1,788,818
Properties under development and development land	397,701	329,338
Cash and cash equivalents	2,948	3,911
Tenant security deposits and other restricted cash	34,360	21,013
Tenant receivables	6,330	4,764
Deferred rent	68,412	54,573
Investments	74,824	82,010
Other assets	108,021	78,023
Total assets	$ 3,617,477	$ 2,362,450
Liabilities and Stockholders' Equity		
Secured notes payable	$ 1,174,866	$ 666,666
Unsecured line of credit and unsecured term loan	850,000	740,000
Accounts payable, accrued expenses and tenant security deposits	158,119	86,391
Dividends payable	25,363	19,478
Total liabilities	2,208,348	1,512,535
Minority interests	57,477	20,115
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	290	224
Additional paid-in capital	1,139,629	607,405
Accumulated other comprehensive income	24,595	35,033
Total stockholders' equity	1,351,652	829,800
Total liabilities and stockholders' equity	$ 3,617,477	$ 2,362,450

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
December 31, 2006
(Dollars in thousands)
(Unaudited)
Principal Maturities / Rates

| Year | Secured Debt | | Unsecured Debt | |
	Amount	Weighted Average Interest Rate (1)	Amount	Weighted Average Interest Rate (2)
2007	$ 72,790	6.21%	$ -	-
2008	290,088	6.17%	-	-
2009	45,986	6.26%	-	-
2010	93,259	6.23%	250,000	6.50% (2)
2011	108,204	6.09%	600,000	5.76% (2)
Thereafter	564,539	6.00%	-	-
Total	$ 1,174,866		$ 850,000	

Secured and Unsecured Debt Analysis

	Balance	Percentage of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 1,174,866	58.0%	6.21%	5.3 Years
Unsecured Debt	850,000	42.0%	5.98% (3)	4.5 Years
Total Debt	$ 2,024,866	100.0%	6.11%	5.0 Years

Fixed and Floating Rate Debt Analysis

	Balance	Percentage of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 939,976	46.4%	6.11%	6.0 Years
Floating Rate Debt - Hedged	628,500	31.0%	5.88% (3)	4.9 Years
Floating Rate Debt - Unhedged	456,390	22.6%	6.58%	3.1 Years
Total Debt	$ 2,024,866	100.0%	6.11%	5.0 Years

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of December 31st of the year immediately preceding the year presented.

(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of December 31, 2006. The unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one year period. The unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one year period. The weighted average interest rate includes the effect of our interest rate swap agreements.

(3) The weighted average interest rates include the effect of our interest rate swap agreements. See page 10 for further details of our interest rate swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements (1)
December 31, 2006
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at Dec. 31, 2006	Interest Pay Rates (2)	Termination Dates
December 2003	December 29, 2006	$ 50,000	$ 50,000	5.090%	October 31, 2008
April 2004	April 28, 2006	50,000	50,000	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	50,000	3.927%	July 1, 2008
May 2005	June 30, 2006	50,000	50,000	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	25,000	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	-	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	-	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	-	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	-	4.615%	November 30, 2009
December 2005	December 29, 2006	50,000	50,000	4.730%	November 30, 2009
December 2005	December 29, 2006	50,000	50,000	4.740%	November 30, 2009
December 2005	January 2, 2008	50,000	-	4.768%	December 31, 2010
June 2006	June 30, 2006	125,000	125,000	5.299%	September 30, 2009
June 2006	October 31, 2008	50,000	-	5.340%	December 31, 2010
June 2006	October 31, 2008	50,000	-	5.347%	December 31, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
December 2006	December 31, 2006	50,000	50,000	4.990%	March 31, 2014
December 2006	June 29, 2007	50,000	-	4.920%	October 31, 2008
December 2006	November 30, 2009	75,000	-	5.015%	March 31, 2014
December 2006	November 30, 2009	75,000	-	5.023%	March 31, 2014
December 2006	December 31, 2010	100,000	-	5.015%	October 31, 2012

Total Notional Amount in Effect at December 31, 2006 $ 600,000

(1) These interest rate swap agreements relate to our unsecured line of credit and unsecured term loan. For all interest rate swap agreements, interest is received based on one month LIBOR.

(2) The interest pay rates represent the interest rate we will pay for one month LIBOR under the respective interest rate swap agreement. These rates do not include any spread in addition to one month LIBOR that is due monthly as interest expense under our unsecured line of credit and unsecured term loan.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Same Property Comparisons

(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			*Cash Basis* (1)		
	Quarter Ended			**Quarter Ended**		
	12/31/2006	12/31/2005	% Change	12/31/2006	12/31/2005	% Change
Revenue (2)	$ 55,650	$ 53,652	3.7%	$ 53,886	$ 51,219	5.2%
Operating expenses	12,781	11,745	8.8%	12,781	11,745	8.8%
Revenue less operating expenses	$ 42,869	$ 41,907	2.3%	$ 41,105	$ 39,474	4.1%
	Year Ended			**Year Ended**		
	12/31/2006	12/31/2005	% Change	12/31/2006	12/31/2005	% Change
Revenue (2)	$ 183,280	$ 179,088	2.3%	$ 176,248	$ 169,652	3.9%
Operating expenses	41,705	40,371	3.3%	41,705	40,371	3.3%
Revenue less operating expenses	$ 141,575	$ 138,717	2.1%	$ 134,543	$ 129,281	4.1%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Fourth Quarter Same Properties") for the quarter periods and (the "2006 Same Properties") for the full year periods. Same Property Occupancy for the quarters ended December 31, 2006 and 2005 was 95.5% and 95.7%, respectively. Same Property Occupancy for the year ended December 31, 2006 and 2005 was 95.8% and 95.8%, respectively. Properties undergoing redevelopment are excluded from same property results. If the portion of redevelopment properties not undergoing redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the Fourth Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the quarters ended December 31, 2006 and 2005 would have been 2.6% and 3.9%, respectively. If the portion of redevelopment properties not undergoing redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the 2006 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the year ended December 31, 2006 and 2005 would have been 3.2% and 5.0%, respectively.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Fourth Quarter Same Properties and 2006 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Fourth Quarter Same Properties and 2006 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarters ended December 31, 2006 and 2005 for the Fourth Quarter Same Properties were $1,764,000 and $2,433,000, respectively. Straight-line rent adjustments for the year ended December 31, 2006 and 2005 for the 2006 Same Properties were $7,032,000 and $9,436,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons. As of December 31, 2006, approximately 90% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2006, approximately 4% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Properties

(Dollars in thousands)

		December 31, 2006					September 30, 2006
	Number of Properties	**Rentable Square Feet**			**Annualized Base Rent** [1]	**Occupancy Percentage** [1]	**Occupancy Percentage** [2]
		Operating	**Redevelopment**	**Total**			
Markets							
California - Los Angeles Metro	2	31,343	29,660	61,003	$ 775	82.5%	86.4%
California - San Diego	27	1,149,369	160,887	1,310,256	29,385	89.5%	93.3%
California - San Francisco Bay	24	1,660,349	72,902	1,733,251	49,666	94.0%	94.4%
Eastern Massachusetts	39	3,044,186	230,917	3,275,103	99,515	95.9%	95.3%
New Jersey/Suburban Philadelphia	8	443,349	-	443,349	8,907	96.6%	96.6%
Southeast	12	612,565	45,841	658,406	9,221	78.1% (3)	78.8% (3)
Suburban Washington D.C.	32	2,575,370	-	2,575,370	54,063	92.5%	92.8%
Washington - Seattle	12	806,759	72,492	879,251	25,557	94.9%	89.0%
International - Canada	3	296,362	-	296,362	6,486	100.0%	100.0%
Total Properties	159	10,619,652	612,699	11,232,351	$ 283,575	93.1% (4)	93.1% (5)

(1) Excludes spaces at properties totaling 612,699 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(2) Excludes spaces at properties totaling 533,696 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(3) Substantially all of the vacant space is office or warehouse space.

(4) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of December 31, 2006 was 88.0%. See page 17 for additional information on our redevelopment program.

(5) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of September 30, 2006 was 88.4%. See page 17 for additional information on our redevelopment program.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended December 31, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	49	509,144	$25.27	-	-	-	-
GAAP Basis	49	509,144	$21.93	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	14	187,213	$19.76	$23.98	21.4%	$3.04	4.6 years
GAAP Basis	14	187,213	$19.42	$25.07	29.1%	$3.04	4.6 years
Month-to-Month Leases In Effect							
Cash Basis	24	86,090	$28.38	$28.38	-	-	-
GAAP Basis	24	86,090	$27.05	$27.32	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	20	239,758	-	$31.96	-	$17.40	7.6 years
GAAP Basis	20	239,758	-	$32.31	-	$17.40	7.6 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	34	426,971	-	$28.46	-	$11.10	6.3 years
GAAP Basis	34	426,971	-	$29.13	-	$11.10	6.3 years
Including Month-to-Month Leases							
Cash Basis	58	513,061	-	$28.75	-	-	-
GAAP Basis	58	513,061	-	$29.31	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Year Ended December 31, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	103	1,224,143	$24.62	-	-	-	-
GAAP Basis	103	1,224,143	$22.42	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	51	704,826	$21.94	$23.64	7.7%	$3.32	4.8 years
GAAP Basis	51	704,826	$20.74	$23.67	14.1%	$3.32	4.8 years
Month-to-Month Leases In Effect							
Cash Basis	24	86,090	$28.02	$28.38	-	-	-
GAAP Basis	24	86,090	$27.05	$27.32	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	62	883,503	-	$31.02	-	$6.56	7.5 years
GAAP Basis	62	883,503	-	$32.89	-	$6.56	7.5 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	113	1,588,329	-	$27.74	-	$5.13	6.3 years
GAAP Basis	113	1,588,329	-	$28.80	-	$5.13	6.3 years
Including Month-to-Month Leases							
Cash Basis	137	1,674,419	-	$27.87	-	-	-
GAAP Basis	137	1,674,419	-	$28.87	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
December 31, 2006

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2007	90	(1)	1,267,876	12.8%	$24.59
2008	43		780,175	7.9%	$26.52
2009	50		685,896	6.9%	$22.83
2010	40		1,013,669	10.3%	$26.97
2011	51		1,457,414	14.7%	$27.07

	Square Footage of Expiring Leases	
Markets	**2007**	**2008**
California - Los Angeles Metro	3,653	4,006
California - San Diego	194,898	78,208
California - San Francisco Bay	208,038	250,884
Eastern Massachusetts	347,897	210,283
New Jersey/Suburban Philadelphia	-	40,000
Southeast	69,448	12,008
Suburban Washington D.C.	397,427	56,986
Washington - Seattle	46,515	127,800
International - Canada	-	-
Total	1,267,876 (1)	780,175

(1) Includes month-to-month leases for approximately 86,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Additions and Dispositions of Properties

For the Quarter Ended December 31, 2006

(Dollars in thousands)

Markets	Acquisition Amount		Month of Acquisition	Rentable Square Feet
Additions to Operating Properties:				
Eastern Massachusetts	$ 11,100		October	27,960
Eastern Massachusetts	95,025	(1)	November	184,577
California - San Francisco Bay	71,500	(2)	November	150,960
Eastern Massachusetts	39,500	(3)	December	132,135
Southeast	12,301		December	77,395
Total Additions to Operating Properties	229,426			573,027
Additions to Properties Under Redevelopment:				
None	N/A		N/A	N/A
Total Additions to Operating Properties/Properties Under Redevelopment	$ 229,426			573,027

Markets	Acquisition Amount	Month of Acquisition	Developable Square Footage
Additions of Land:			
None	N/A	N/A	N/A

Markets	Disposition Amount	Month of Disposition	Rentable Square Feet
Dispositions:			
None	N/A	N/A	N/A

(1) In addition to the existing rentable square feet of 184,577, this property also has an additional 240,000 developable square footage. This additional 240,000 of future developable square footage is included in our Imbedded Future Development and Redevelopment Square Footage on page 18.

(2) Represents the purchase of three properties for a total contract price of approximately $71.5 million.

(3) Represents the purchase of two properties for a total contract price of approximately $39.5 million.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Properties Undergoing Ground-Up Development, Square Footage Undergoing Redevelopment and
Square Footage Undergoing Development/Pre-Construction
December 31, 2006

Markets	Estimated In-Service Dates	Rentable Square Footage
Properties Undergoing Ground-Up Development (1)		
California - San Francisco Bay	4Q07	154,000 (2)
California - San Francisco Bay	1Q09	162,000
California - San Francisco Bay	2009	135,000
New York - New York City	2009/2010/2011	725,000
Total Properties Undergoing Ground-Up Development (1)		1,176,000
Square Footage Undergoing Redevelopment (3)		
California - Los Angeles Metro	4Q08	29,660
California - San Diego	3Q07	87,140
California - San Diego	2009	43,600
California - San Diego	2009	30,147
California - San Francisco Bay	1Q07	14,502
California - San Francisco Bay	3Q07	58,400
Eastern Massachusetts	1Q07	25,847
Eastern Massachusetts	2Q07	26,589
Eastern Massachusetts	4Q08	155,090
Eastern Massachusetts	2009	23,391
Southeast	2Q08	45,841
Washington - Seattle	4Q07	12,719
Washington - Seattle	3Q07	59,773
Total Square Footage Undergoing Redevelopment (3)		612,699
Total Square Footage Undergoing Development/Pre-Construction (4)		4,201,000
Grand Total		5,989,699

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we are required to capitalize direct construction, including pre-construction costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs, including interest, is required while activities are ongoing to prepare an asset for its intended use. Pre-construction costs includes costs related to the development of plans and the process of obtaining entitlements and permits from government authorities. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment or construction activity cease, construction costs, including interest, would no longer be eligible for capitalization, under SFAS 34 and SFAS 67, and would be expensed as incurred. Interest mandated to be capitalized on ground-up development, active redevelopment and other construction projects, including development/pre-construction on certain land parcels, for the three months ended December 31, 2006, was approximately $9.0 million.

(1) Our aggregate construction costs to date approximate $50 per developable square foot.

(2) This development project is partially leased and the balance is under negotiation.

(3) Our redevelopment program involves ongoing activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. Spaces currently built out with laboratory improvements are generally not placed into our value-add redevelopment program. As required under GAAP, interest and other costs directly related and essential to the project are capitalized on redevelopment properties on the basis allocable only to that portion of space undergoing redevelopment. In addition to properties undergoing redevelopment, a of December 31, 2006 our asset base contains imbedded opportunities for future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.2 million rentable square feet. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 18.

(4) See Summary of Imbedded Future Development and Redevelopment Square Footage on page 18.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Imbedded Future Development and Redevelopment Square Footage
December 31, 2006

Markets	Imbedded Future Development and Redevelopment		
	Development Square Footage	Redevelopment Square Footage	Total
California - San Francisco Bay	3,324,000 (1)	138,000	3,462,000
California - San Diego	467,000 (2)	143,000	610,000
Suburban Washington D.C.	886,000 (3)	397,000	1,283,000
Eastern Massachusetts	483,000 (4)	185,000	668,000
Washington - Seattle	386,000 (5)	120,000	506,000
Other	384,000 (6)	173,000	557,000
Total Imbedded Future Development and Redevelopment Square Footage	5,930,000	1,156,000	7,086,000

The imbedded future development and redevelopment square footage shown above represents future ground-up development projects and future redevelopment (permanent change in use of applicable space to office/laboratory space) projects. A significant portion of our imbedded future development square footage is in the development/pre-construction phase (entitlement, permitting, design, etc.). See discussion on SFAS 34 and SFAS 67 on page 17. The exact date of physical construction will depend on successful completion of development/pre-construction activities and management's assessment of overall market conditions. As required under GAAP, direct construction, interest, property taxes, insurance and other costs directly related and essential to the development/pre-construction, or construction of a project, is mandated to be capitalized during pre-construction when activities are ongoing to bring these assets to their intended use.

(1) Approximately 2.7 million developable square feet located in the San Francisco Bay market is in development/pre-construction.

(2) Approximately 427,000 developable square feet located in the San Diego market is in development/pre-construction.

(3) Approximately 494,000 developable square feet located in the Suburban Washington D.C. market is in development/pre-construction.

(4) Approximately 258,000 developable square feet located in the Eastern Massachusetts market is in development/pre-construction.

(5) Approximately 245,000 developable square feet located in the Seattle market is in development/pre-construction.

(6) Approximately 54,000 developable square feet located in other markets is in development/pre-construction.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Capital Costs

For the Year Ended December 31, 2006

(In thousands)

Property-related capital expenditures (1)	$	1,214
Leasing costs (2)	$	369
Property-related redevelopment costs (3)	$	107,979
Property-related development costs (3)	$	169,891

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 91% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

(3) Amount includes leasing costs related to development and redevelopment projects.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Fourth Quarter and Year Ended December 31, 2006

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the year and fourth quarter ended December 31, 2006:

Date: February 9, 2007

Time: 11:00 A.M. Pacific Standard Time

Phone Number: (719) 457-2679

Confirmation Code: 1402414